Exhibit 99.1

Ballard Applauds Canadian Government's Introduction of a Progressive Hydrogen Strategy

VANCOUVER, BC, Dec. 16, 2020 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) recognizes and applauds Canada's Federal Government and Canada's Minister of Natural Resources, the Honourable Seamus O'Regan, for today's launch of the Hydrogen Strategy for Canada (read here), a critical step toward realizing the goal of carbon neutrality in Canada by 2050 as part of the global fight against climate change.

Zero-emission fuel cell engine providing propulsion power for Heavy- and Medium-Duty Motive vehicles (CNW Group/Ballard Power Systems Inc.)

Canada now joins 31 other countries in recognizing the critical role of hydrogen in the energy transition. With hydrogen as a keystone underpinning Canada's Climate Action Plan, a pathway is provided to decarbonize segments of the economy that are otherwise difficult to abate. This includes Heavy- and Medium-Duty Motive applications – such as transit buses, commercial trucks, trains and marine vessels – that have a disproportionately large impact on the emission of CO2 and particulate matter.

Propulsion power for these types of vehicles using zero-emission fuel cell engines and hydrogen as the fuel is a proven approach that not only advances carbon neutrality, but also generates employment and economic expansion in the emerging renewable energy sector of Canada's national economy.

Randy MacEwen, Ballard President and CEO commented, "We are excited by the ambitious framework laid out in the Hydrogen Strategy for Canada, which seeks to position Canada as a global hydrogen leader and support Canada's path to net-zero carbon emissions by 2050. The strategy articulates a compelling vision for 2050, with up to 30% of Canada's energy delivered in the form of hydrogen, an established supply base of low carbon intensity hydrogen delivered at competitive prices, over five million fuel cell electric vehicles on Canadian roads, and a nationwide hydrogen refueling network."

Mr. MacEwen continued, "The strategy represents a tremendous business opportunity for Canada's leading hydrogen and fuel cell technology and energy companies. This includes Ballard, a British Columbia based employer of over 900 skilled people, the vast majority being located in Canada and focused on research, development, engineering and product manufacturing activities. As we supply leading fuel cell engines for mobility applications in Canada and for global markets, we expect to significantly grow our team and investments in Canada."

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars and forklift trucks. To learn more about Ballard, please visit www.ballard.com.

Important Cautions Regarding Forward-Looking Statements

This release contains forward-looking statements regarding the opportunities resulting from the announced strategy. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on the opinions and estimates of management as of the date hereof, including Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand. These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, investors@ballard.com or media@ballard.com

CO: Ballard Power Systems Inc.

CNW 12:47e 16-DEC-20